October 10, 2012

Jay Mumford
Amanda Ravitz
Assistant Director
United States
Securities and Exchange Commission
Washington, D.C. 20459

Re:          OICco Acquisition I, Inc.
Post-Effective Amendment No. 6 to Form S-1
Filed September 14, 2012
File No. 333-162084

Dear Ms. Ravitz,

Please find attached the Registrants response to your comment letters and oral comments:

Reconfirmation Offering, page 4

2. Please disclose the reasons for the July 2, 2012 addendum to the exchange agreement that provides an additional forty five million shares of OICco to Imperial Automotive Group. Also, please tell us where you have filed that addendum as an exhibit and explain how you determined that the acquisition target has a value equal to at least 80% of the offering proceeds.

This addendum has been terminated and disclosure thereof added.

3. Please expand your disclosure to identify the current assets of Imperial Automotive Group. We note you state Imperial Automotive Group “intends to acquire the Imperial Coachworks assets.” Please expand your disclosure to identify those assets, how much you intend to pay for them and who owns Imperial Coachworks.

List of assets added to Summary.

Report of Independent Registered Public Accounting Firm, page 15

7. The auditors’ report does not address the financial statements for the year ended December 31, 2010. Please revise to include an audit report that covers all periods included in the financial statements.

December 31, 2010 reference added.

Amanda Ravitz
October 10, 2012

OICco Acquisition 1, Inc. Financial Statements for the Period Ended June 30, 2012, page 28

8. Please revise your balance sheet on page 28 at December 31, 2011 to agree with the balance sheet on page 16.

Balance sheets revised.

Imperial Automotive Group Financial Statements for the Period Ended December 31, 2011, page 38

10. We note from your response to comment 19 in our letter dated February 6, 2012 that Imperial has adopted a fiscal year end of December 31. Please revise to include audited financial statements as of and for the period ending December 31, 2011.

December 31, 2011 audit added.

Unaudited Pro Forma Combined Financial Information

13. Please refer to our prior comment 8 in our letter dated March 15, 2012. We see that you reference Unaudited Pro Forma Combined Financial Statements in your table of contents on page 3 of the filing, but we do not see where such information is included in the filing. Please tell us your accounting treatment for the merger and explain why you have not provided pro forma financial information that complies with Rule 8-05 of Regulation S-X.

Pro forma’s added.

Please provide disclosure as to the assets to be purchased from Imperial Coachworks and describe any relation thereto.

As this potential purchase was limited to a client list and there was not purchase agreement in place, the disclosure was deemed immaterial and deleted.

Please describe or remove the notation in Note 9 that Mr. Spaniak may share equipment with other enterprises.

Previous Note 9 removed.

Very truly yours,

/s/ Joshua Sisk
Joshua Sisk, President
OICco Acquisition I, Inc.